Exhibit (d)(3)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY
GLOBIS CAPITAL PARTNERS, LP,
Plaintiff,
vs.                                                                                                                            C.A. No.
SAFENET, INC., J. CARTER BEESE, JR.,
THOMAS A. BROOKS, ANDREW E. CLARK,
SHELLEY A. HARRISON, IRA A. HUNT, JR.,
ARTHUR L. MONEY, WALTER W. STRAUB,
BRUCE R. THAW, VECTOR CAPITAL,
STEALTH ACQUISITION CORP., and
VECTOR STEALTH HOLDINGS II, L.L.C.,
Defendants.
COMPLAINT
     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:
     1. Plaintiff has been the owner of over 40,000 shares of the common stock of SafeNet, Inc. (“SafeNet” or the “Company”) since prior to the wrongs herein complained of and continuously to date.
     2. SafeNet is a corporation duly organized and existing under the laws of the State of Delaware. The Company develops, markets, sells, and supports a portfolio of hardware and software information security products and services that protect and secure communications, intellectual property and information and identities.
     3. Defendant J. Carter Beese, Jr. (“Beese”) has served as a director of the Company since June 2006.

     4. Defendant Thomas A. Brooks (“Brooks”) has served as a director of the Company since July 1998.
     5. Defendant Andrew E. Clark (“Clark”) has serve as a director of the Company since 2001.
     6. Defendant Shelley A. Harrison (“Harrison”) has served a director of the Company since 1999.
     7. Defendant Ira A. Hunt. Jr. (“Hunt”) has served as a director of the Company since December 1990.
     8. Defendant Arthur L. Money (“Money”) has served as a director of the Company since March 2004.
     9. Defendant Walter W. Straub (“Straub”) has served as a director of the Company since March 2004.
     10. Defendant Bruce R. Thaw (“Thaw”) has served as a director of the Company since December 1990.
     11. Defendant Vector Capital (“Vector”) is a private equity firm. Vector formed defendants Stealth Acquisition Corp. and Vector Stealth Holdings II, L.L.C. to effectuate the acquisition of SafeNet complained of herein. References to Vector Capital include its two Stealth affiliates.
CLASS ACTION ALLEGATIONS
     12. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

     13. This action is properly maintainable as a class action because:
          (a) The class is so numerous that joinder of all members is impracticable. There are approximately 26,043,000 shares of SafeNet common stock outstanding owned by hundreds, if not thousands, of holders other than defendants.
          (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether the director-defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the class; (ii) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of SafeNet in violation of the laws of the State of Delaware; and (iii) whether the class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.
          (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike. thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.
          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests

SUBSTANTIVE ALLEGATIONS
     14. The Company has performed particularly well as reflected by its most recent financial performance. For example, on May 4, 2006, the Company reported results for the first quarter ended March 31, 2006. The Company further reported that revenues for the three-month period ended March 31, 2006, increased 6% to $63.5 million, compared to $59.8 million for the same period in 2005. The May 4, 2006 press release also stated in relevant part:
Cash, cash equivalents, and short term investments were $354 million as of March 31, 2006, an increase of $11.5 million from December 31, 2005.
In the first quarter of 2006, operating cash flow was $12.3 million as compared to $7.1 million in the same quarter of 2005.
As of March 31, 2006, advance payments and deferred revenue was $14.1 million, an increase of $3.1 million sequentially.
As of March 31, 2006, DSOs were 79 days as compared to 74 days for the same quarter of 2005.
(Emphasis added).
     15. In this same May 4, 2006 press release, Anthony A. Caputo (“Caputo”), then Chairman and CEO of the Company, stated in relevant part:
We are taking steps to increase shareholder value, starting with the $50 million stock repurchase program that has now been approved by SafeNet’s Board of Directors. This program will be funded through our existing cash balance, which we expect to be augmented through strong quarterly cash flow as it was this quarter when we generated $12 million in cash.
Three of our business areas, Classified Government, Digital Rights Management and OEM, are performing well. Together they represent approximately 75% of our revenue, have good growth, and very strong profitability. We are pleased that our backlog is building, led by our subsidiary Mykotronx Inc.’s KIV-7M link encryptor, which Mykotronx began shipping late last year. Our consistent performance in Rights Management is demonstrating the appeal of SafeNet’s comprehensive approach to this market while our strength in OEM continues to validate our leading technology that not only powers our solutions but also many other vendors who seek to incorporate among the industry’s strongest encryption. We continue to expect strong performance from these businesses as we work diligently to improve the results from our High Speed Encryption and Borderless Security business units. In addition to the organizational changes being made, we believe the recent launch of our new high speed Ethernet encryptors, the complementary Data at Rest product suite, and the macro trends around our upcoming next generation authentication tokens and upgraded Hardware Security Modules, bode well for momentum as we move through 2006.
(Emphasis added).
     16. On that same day, the Company also held a publicly accessible conference call with analysts and investors to report its financial results for the first quarter 2006. At that conference call, Caputo stated in pertinent part:
We’re taking steps to increase shareholder value starting with a $50 million stock repurchase program that has now been approved by SafeNet’s Board of Directors. This program will be funded through our existing cash balance which we expect to be augmented through strong quarterly cash flow as was the case this quarter when we generated approximately $12 million in cash.
We have completed a review of our business and have concluded that we are in strong markets, that our strategy of providing SafeNet’s strong encryption technology to customers in key market segments is a sound and valuable strategy, and that while one of our businesses needs improvement, on an overall basis, our businesses are in good condition.
We will, of course, continue to look at other strategic opportunities as their rise. However, our prime focus is presently on adding to shareholder value by reinvesting in our existing business. Our focus is on better execution, particularly in our commercial enterprise business, sales execution, and financial reporting.
The classified business grew by 27% year-over-year and driven by strong customer demand for the new Mykotronx KIV-7M link encryptor, the backlog of unshipped orders grew very substantially in Q1. As a result. this business is now back to operating with shippable backlog which exceeds quarterly forecasts. In our embedded business area, covering both rights management and OEM, where we sell encryption products to technology companies for use in their own products, revenue grew 22% year-over-year.

(Emphasis added).
     17. On that same May 4: 2006 conference call, Carole Argo, President and CFO also touted the Company’s significant quarterly improvements:
Rights management, our revenue was 15 million. That’s up 31%. We have strengthened our business across all of our product categories including our MediaSentry business.
(Emphasis added).
     18. On May 4, 2006, the Company also announced that its Board of Directors authorized the use of $50 million for stock repurchases. Caputo stated: “We are taking a number of steps to enhance shareholder value. One of these steps is moving forward on a $50 million stock repurchase program.”
     19. On July 26, 2006, the Company announced that revenues for the three-month period ended June 30, 2006, increased 10 percent to $69.5 million, compared to $63.1 million for the same period in 2005. The Company further reported that net loss for the quarter ended June 30, 2006 was $0.8 million or $0.04 per share, which compares to a net loss of $4.9 million, or $0.20 per diluted share, for the same period of 2005.
     20. On October 2, 2006, SafeNet was touted as a rising star in an article entitled “SafeNet Named One of Maryland’s Fastest Growing Technology Companies in Deloitte’s Technology Fast 50 Program.” The Company reported that it had been named to Deloitte’s prestigious Technology Fast 50 for Maryland program, a ranking of the 50 fastest growing technology, media, telecommunications and life sciences companies in the state by Deloitte & Touche USA LLP, one of the nation’s leading professional services organizations.
     21. On October 25, 2006, the Company announced estimated results for the third quarter ended September 30, 2006. The Company reported that estimated revenues for the three-

month period ended September 30, 2006, increased 22 percent to $76.8 million, compared to $62.9 million for the same period in 2005. The press release also stated in relevant part:
Third Quarter 2006 Financial Highlights
Cash, cash equivalents and short term investments was $328.5 million as of September 30, 2006, as compared to $342.7 million from December 31, 2005. The September 30 amount does not give effect to the anticipated repayment by the Company of principal, interest and other amounts relating to its $250 million of outstanding convertible subordinated notes. The Company expects the total repayment amount to be approximately $254 million.
Estimated operating cash flow was approximately $14 million for the third quarter of 2006 and approximately $40 million for the nine months ended September 30, 2006. This compares to $4.0 million and $21 million for the same period of 2005.
(Emphasis added)
     22. On November 11, 2006, the Company participated in a 2006 Classic Financial Conference. At that conference call, Caputo stated in pertinent part:
Looking at our products, as I mentioned, we’re a top-three provider in the commercial space in network encryptors. In authentication products, we compete with people like Thales. In authentication, of course, PMC, RSA. In the classified segment, we have a strong presence in data encryption, voice encryption, satellite encryption. We have a very strong leadership position in that area, competing with people like Sypris, GD, L-3 Communications.
* * *
Financial performance, our Q3 financial results — our earnings release, our conference call — we announced revenues of $76.8 million versus guidance of 70 to 74. Our operating cash flow was about $14 million, and that’s $40 million for the nine months ended September 30th. We reported our earnings in — on a GAAP basis. We’re in the process of restatement, restating our K and a couple of Qs. Those restatements, we believe, will be complete by the end of December. So we took a position to report the third quarter in the GAAP format. And we provided financial considerations for people to look at the underlying value of our earnings.

Looking at a financial summary, a growth summary, you can see that we’re forecasting 290 million for 2006. That’s our estimate that we provided in our earnings release. And if you look at our operating cash flow, our operating cash flow is going from $5 million in 2004 to $47 million in 2006. And on a per share basis, that’s growing from $1 a share in 2005 to $2 and roughly $0.14. Also in that period of time, we have purchased about five — we bought back about 3.1 million shares at approximately $16 million a share. So our current fully diluted share count is about 21.1 million shares. So we were able to buy back at some favorable prices about 3 million shares of our company.
(Emphasis added).
     23. On January 30, 2007, the Company announced its fourth quarter and full year 2006 preliminary financial results. The Company also reaffirmed its previous financial guidance. The press release stated in relevant part:
Management is reiterating its previously disclosed financial guidance. This guidance includes revenues from product shipments and services:
Q4 2006: $78 million to $82 million
FY 2006: $288 million to $292 million
Q1 2007: $67 million to $70 million
FY 2007: $318 million to $326 million
     24. In this same January 30, 2007 press release, defendant Straub stated in relevant part:
While we haven’t closed the books, it is looking like we will finish 2006 in a strong position. At the same time, we are encouraged by the growth in pipeline and backlog. These are trendlines SafeNet has not experienced in some time.
As such, we have reason to have further confidence in our business. These growth trends are particularly encouraging in light of the fact that they have occurred alongside strong revenue performance in the midst of the restatement process.
(Emphasis added).

     25. Then, on February 23, 2007, without explanation, the Company announced it was postponing its press release and conference call pertaining to the Company’s fourth quarter and full year 2006 financial results to March 7, 2007. The explanation came to light on March 5, 2007, when the Company announced that it was canceling its Fourth quarter and full year 2006 financial results conference call scheduled for March 7,2007 because it had entered into a definitive merger agreement with defendant Vector Capital whereunder Vector Capital will acquire the Company in a two-step transaction for $28.75 per share in cash. The first step tender is scheduled to commence on or before March 12, 2007 and is conditioned on the tender of 78% of SafeNet’s outstanding shares.
     26. The tender offer/merger consideration represents a meager 1% premium to the pre-announcement price. Analysts immediately decried the deal. Lazard Freres & Co., LLC stated that its sum-of-the-parts analysis reflects a fair value of $34.
     27. Similarly, on March 6, 2007, in an article in the Daily Deal entitled “SafeNet agrees to Vector Offer,” the following was reported:
Steifel, Nicolaus & Co., however, said the offer is too low. It projects $332.2 million in revenue this year, which equates to a 1.7 times multiple for the offer. Steifel Nicolaus said that a $32 a share offer, or 2 times 2007 revenue, would be fair.
     28. Why would the director-defendants cause the Company to agree to a low-ball offer with virtually no premium in the face of their frequent, consistent pronouncements about the Company’s excellent performance and glowing prospects? The answer can be found in the Company’s disclosure in May 2006 that it was the target of investigations by the United States attorney for the Southern District of New York and the Securities and Exchange Commission dealing with the back-dating of options granted to directors and officers. The grantees include director-defendants Hunt, Thaw, Brooks and Harrison; the Company’s most senior executives; and Mr. Caputo who resigned his offices effective October 17, 2006.
     29. In addition to the governmental investigations described above, investors in SafeNet stock have brought fraud actions under the federal securities laws and a derivative action against all the director-defendants (except defendant Beese who became a director after the options backdating scandal broke) charging the director-defendants with abuses of their fiduciary duties, including the alleged failure of the Board’s compensation and audit committees to discharge their responsibilities to safeguard the Company and its shareholders against option abuses. Defendant Brooks served on the compensation committee from 1998 until 2004 and on the audit committee from 1999 until 2004; defendant Clark chaired the audit committee from 2001 until 2004; defendant Hunt has served on the compensation committee and the audit committee since 1996; defendant Money served as a member of the compensation and audit committees in 2004 and defendant Thaw served on the compensation committee from 1996 to 1998 and again in 2004, and served on the audit committee from 1996 to 1998. The complaints seek tens of millions of dollars in damages from the director-defendants, including indemnification of the Company from any harm it sustains from the scandal.
     30. Some or all of the director-defendants (with the possible exception of defendant Reese) will benefit in at least three ways from the proposed deal with Vector Capital: one, Vector Capital will likely indemnify the director-defendants against liability on terms more extensive and generous than permitted under 8 Del. C. § 145; two, the derivative plaintiff will lose standing to sue if the merger is effected; and three, the backdated options will vest and the holders of the options will enjoy the difference between the merger consideration and the wrongfully fixed strike price of the options.

     31. As a consequence of the foregoing, the director-defendants suffer from material conflicts of interest: they are duty-bound to maximize value for the Company’s shareholders, including staying independent in light of the Company’s prospects trumpeted by the director-defendants themselves, while at the same time the director-defendants have a personal economic interest in the sale of the Company, even at a distressed price. The director-defendants could not and did not discharge their fiduciary obligations to the Company’s shareholders by agreeing to the Value Capital deal that will benefit the director-defendants at the expense and to the detriment of the shareholders.
     32. Defendant Vector Capital has knowingly aided and abetted the breaches of fiduciary duty committed by the director-defendants to the detriment of SafeNet’s public shareholders. Indeed, the proposed tender offer/merger could not take place without the active participation of Vector Capital. Furthermore, Vector Capital and its principals are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.
     33. Plaintiff and the other members of the Class will suffer irreparable injury unless the director-defendants, aided and abetted by Vector Capital, are enjoined from breaching their fiduciary duties to the Company’s public shareholders.
     34. Plaintiff and the other members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:
     (A) Declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;
     (B) Enjoining, preliminarily and permanently, the tender offer/merger complained of herein;

     (C) To the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding the same or granting the Class rescissory damages;
     (D) Directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
     (E) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and
     (F) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.
By:	/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
918 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433
Attorneys for Plaintiff
OF COUNSEL:
BERNSTEIN LIEBHARD & LIFSHITZ, LLP
U. Seth Ottensoser
Gregory M. Egleston
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414